
GRASIM
ADITYA BIRLA GROUP

08203322


10015832

May 12, 2010

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

SUPPL

Dear Sirs,

Sub: Grasim Board Meeting rescheduled from 15th May, 2010 to 20th May, 2010

We wish to inform you that the meeting of the Board of Directors of Grasim Industries Limited which was to be held on Saturday, 15th May, 2010, has been rescheduled and it will now be held on Thursday, the 20th May, 2010, to consider and approve, inter alia, the audited financial results of the Company for the year ended 31st March, 2010 and also to recommend dividend on Equity Shares for the year ended 31st March, 2010.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax 91-22-6652 5114 / 2499 5114 • Email : grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)